Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL RESPONDS TO DISSIDENT CIRCULAR

Vote Your BLUE Proxy Now

TORONTO, Canada, June 5, 2008 – Biovail Corporation (NYSE, TSX: BVF) today released the following Letter to its Shareholders.

Dear Fellow Shareholder of Biovail Corporation,

You now face a critical decision about the future of your Company. In May, you received a Management Proxy Circular that outlined the steps your Board is taking to create sustainable long-term shareholder value at Biovail. More recently, Eugene Melnyk, a significant shareholder and the Company’s former Chairman and CEO, mailed a Dissident Proxy Circular which includes the list of individuals he has nominated in order to take control of your Board of Directors and your Company.

In his Dissident Circular, Mr. Melnyk also makes a number of unfounded and misguided attacks on your Company, its Board, its management and its strategy. To help you make a decision based on facts, we correct the more significant errors and omissions in detail in this letter.

Mr. Melnyk does not offer a realistic strategy for enhancing shareholder value.  He would simply like to turn back the clock by more than a decade. He uses the Company’s performance from the 1990s as an argument to return to a Melnyk-dominated “Old Guard” now – while ignoring the reality of significant change in both the pharmaceutical industry and the capital markets in the intervening years.

Mr. Melnyk prefers to look at what he calls the “golden years” but not what can rightly be called “The Lost Years” at Biovail – the period from 2001 to 2007 when he was CEO or Chairman or both. It was during this period that Biovail lost much of its competitive position, its product pipeline and its shareholder value. While Mr. Melnyk was a senior executive of Biovail until just four months ago, he ignores his own central role in creating the operating, financial and legal challenges that your current Board is successfully addressing today.

Nostalgia is not a strategy. Selective memory is not management. And allowing Biovail to be controlled by Eugene Melnyk is not in the best interests of Biovail shareholders.

The Board believes that the election of the Melnyk nominees is not in the best interests of all Biovail shareholders. The reasons for this conviction are detailed in the following pages.

In summary:

•             Eugene Melnyk is attempting to take control of Biovail without paying you for it

By placing his handpicked nominees on the Board, Eugene Melnyk could exercise effective control over Biovail.

•             Eugene Melnyk is the problem Biovail is trying to solve – not the answer

The strategic and operating challenges Biovail is addressing now stem directly from the actions – and inaction – of Eugene Melnyk when he led the Company.

•             The Biovail nominees bring more expertise, more independence, and better corporate governance experience to the Board than the Melnyk nominees

The Melnyk nominees represent a potential return to the Lost Years at Biovail.

•             Biovail’s current Board and Management are taking action to implement a viable and effective strategy to create sustainable shareholder value

The Melnyk nominees are tied to a vague, archaic and poorly conceived plan that does not reflect the realities of the pharmaceutical industry today

Your choice:

Prior to Biovail’s annual meeting on June 25, you must decide between the Company’s independent and experienced nominees to the Board and Mr. Melnyk’s handpicked slate.

The decision you make will be important – but we believe it is not a difficult choice.

CHOICE: Accept – or reject – Eugene Melnyk’s attempt to gain control of Biovail without paying you

Biovail shareholders should be under no illusions that Mr. Melnyk’s efforts are anything other than an attempt to take over their Company.  While his settlement of suspicious trading allegations with the Ontario Securities Commission precludes him from serving as a director of the Company for several more weeks, he has selected his nominees to serve his interests.

•                  By gaining control of the Board, Mr. Melnyk would effectively gain control of the direction of the Company without any compensation being paid to other shareholders. In most takeovers, shareholders receive a significant premium to the current share price in exchange for handing over control of their company. Mr. Melnyk is offering nothing.

•                  The majority of the Melnyk nominees have reported to Mr. Melnyk in the past and there can be no assurance that they will not continue to be influenced by him.

•                  Three of the Melnyk nominees worked for Mr. Melnyk at Biovail before resigning. Two others are external legal counsel hired by Biovail while Mr. Melnyk was running the Company.  Others have had past business relationships with Mr. Melnyk or Bruce Brydon, Mr. Melnyk’s choice as a new CEO.

•                  Through his nominees, Mr. Melnyk could influence the Board but, if he chooses, he could also become more directly involved by having his nominees place him on the Board or into a management position within a matter of weeks. Given Mr. Melnyk’s past record, Biovail shareholders should be concerned that this would not be in their best interest.

•                  By gaining control of the Board, Mr. Melnyk could reject the Company’s recent agreement with the United States Department of Justice. That may be in the best interest of Mr. Melynk, but not of the Company and its shareholders, since it could expose Biovail to criminal indictments.

CHOICE: Elect experienced independent directors – or the Melnyk nominees

Shareholders need to choose between an independent Board with significant public company experience and a commitment to representing the interests of all shareholders, or a Board personally selected by Eugene Melnyk.

•                  Your Board’s Compensation, Nominating and Corporate Governance Committee undertook a thorough search for capable, experienced new directors who would represent all Biovail shareholders, resulting in the selection of five additional independent director nominees.

•                  Together with the existing Directors, the new Company nominees to the Board bring the following to Biovail:

•                  Significant public company board experience (Company nominees currently have 15 public company board seats, including TSX Group Inc., Gerdau Ameristeel Corporation, Onex Corporation, RONA Inc. and Cott Corporation).

•                  Extensive pharmaceutical expertise (five current and former senior pharmaceutical executives).

•                  Substantial financial expertise (three senior chartered accountants).

•                  Corporate governance experience and knowledge (decades of combined service on public company boards).

•                  All are considered independent under legal tests, except Mr. Wells and Dr. Squires as member/past member of management.

•                  Conversely, Eugene Melnyk has proposed his own slate of handpicked directors who lack Canadian public company board experience. While his slate has some pharmaceutical experience, their main qualification appears to be having a past relationship with Mr. Melnyk or Mr. Brydon.

•                  The Melnyk nominees:

•             Most have past or current business or personal relationships with Mr. Melnyk.

•             The Dissident Circular discloses that only one Melnyk nominee, William Menear, currently serves on the board of a Canadian public company.

•             At least three of his nominees will not be “independent” under legal tests.

•             Two Melnyk nominees, Douglas Deeth and Liza Harridyal-Sodha, are lawyers who were retained by Biovail when Mr. Melnyk was Chairman. They agreed to join the dissident slate and did not resign as legal advisors to the Company despite their conflict of interest.  Their engagements with Biovail have been terminated.

Compare the slates:

Biovail Nominees	Melnyk Nominees

Doug Squires – Biovail Chairman, 30+ years in pharmaceutical industry	Bruce Brydon – Retired since 2001, former CEO at Biovail, former director of ViRexx Medical Corp.

Bill Wells – Biovail CEO, extensive management experience in global companies	Robert Podruzny – Private investor, former Biovail CFO under Mr. Melnyk

Lloyd Segal – Chief Executive Officer and Director of Thallion Pharmaceuticals (TSX listed)	Mark Thompson – Lawyer, former associate general counsel at Biovail under Mr. Melnyk

Mark Parrish – Former senior executive of Cardinal Health Inc. (NYSE listed)	Liza Harridyal-Sodha – Barbados lawyer, not independent

Robert Power – Former Executive Vice President of Wyeth Pharmaceuticals (NYSE listed)	Douglas Deeth – Lawyer, not independent

Serge Gouin – Chairman, Quebecor Media, serves on two public company boards	Joseph Krivulka – CEO of Triax, prior business relationship with Mr. Melnyk

Dr. Laurence Paul – Private equity principal and former investment banker, Director of Biovail since 2002	Vince Mazza – Investment advisor, prior business relationship with Mr. Melnyk

David Laidley – Former Chairman of Deloitte & Touche, Director of Bank of Canada and the Fraser Institute	William Menear – Director, Magna Entertainment Corporation, prior business relationship with Mr. Melnyk

Spencer Lanthier – Former Chairman of KPMG Canada, Director on five public company boards	Dr. Lorne Tyrrell – Chair in Virology, University of Alberta, former CEO of ViRexx Medical Corp., prior business relationship with Mr. Brydon

Michael Van Every – Retired Senior Partner PricewaterhouseCoopers, Director of Biovail since 2004	Laurence Zeifman – Partner, accounting firm, acted on a transaction for Biovail when Mr. Melnyk was Chairman

A comparison shows there is no doubt that the Company’s nominees to the Board are far more qualified and have the requisite experience to guide Biovail’s future direction and to represent the interests of all Biovail shareholders.

For more information on the extensive skills and experience of the Company’s nominees to the Board, see pages 18 to 23 of Biovail’s Management Proxy Circular dated May 9, 2008.

CHOICE: Management for today and tomorrow – or yesterday under the Melnyk nominees

Leading a start-up pharmaceutical company in the 1990s is no qualification for running an established company in 2008.

•                  The track record of Bruce Brydon as CEO of Biovail between 1995 and 2001 is irrelevant: Biovail and its marketplace are profoundly different than they were 10 years ago.

•                  While Biovail added important new products during Mr. Brydon’s tenure, he is not responsible for all those the Dissident Circular ascribes to him. Further, while he was CEO, Biovail did not ensure proper establishment of the Company’s intellectual property which ultimately contributed to the early genericization of Wellbutrin XL and the loss of significant revenue streams.

•                  Mr. Brydon’s more recent corporate experience is not mentioned in the Dissident Circular. He served as a Director of ViRexx Medical Corp. (TSX:VIR) where another Melnyk nominee, Dr. Lorne Tyrrell, was CEO. Together, they oversaw a share price decline of more than 56% between January 2006 and the end of January 2007. They resigned after the intervention of a concerned shareholder in February 2007.

•                  Mr. Brydon has not actively managed a significant business – in the pharmaceutical industry or elsewhere – since 2001. Biovail’s industry has changed dramatically since then. Shareholders could understandably ask if Mr. Brydon has kept pace.

•                  On the other hand, less than a year ago Mr.Melnyk described the current management and Board of Biovail this way:

“We have the finest senior executive team in the industry led by Doug Squires…I immediately knew he was the leader to carry this Company forward…Our Board of Directors is committed to this Company’s success – and offers sound corporate governance oversight and procedures.”  Biovail Annual and Special Meeting of Shareholders, May 2007

CHOICE: A Responsible Board and management – or continued avoidance by Eugene Melnyk

The Dissident Circular focuses on the early years of Biovail under Bruce Brydon but ignores the periods from 2001 to 2004 when Mr. Melnyk was Chairman and CEO of the Company and from 2004 to 2007 when he was Executive Chairman or Chairman. It also ignores the period up until February 25, 2008 when he was President of the Company’s principal subsidiary and the individual most directly responsible for product development at Biovail.

•             Between the time Mr. Melnyk took over as CEO in December 2001 and his resignation as CEO in October 2004, Biovail shares lost approximately 64% of their market value – most of the decline he now blames on the current management and Board.

•             When Mr. Melnyk criticizes Biovail’s Research and Development performance from 2005 to 2008, he is actually criticizing his own management of the R&D function.  As president of the Company’s principal operating subsidiary, it was Mr. Melnyk’s responsibility to direct this effort until just four months ago, when he resigned.

•             As most shareholders know, it can take three to five years to move a product through the pipeline from initial development to regulatory approval and sales.  While Mr. Melnyk criticizes Biovail for a lack of new products, he does not acknowledge his responsibility for what he now calls the “invisible pipeline” through his own mismanagement of product development over the past several years.

•             For example, in the fourth quarter of 2004, when Mr. Melnyk was Chairman and CEO, the Company had 19 products in development. Thirteen of these products failed, were terminated or were never launched. The poor product selection and mismanagement of the pipeline during the Melnyk era are directly responsible for the absence of new products in the past four years.

Share Price Performance Under Eugene Melnyk

•             It was also during the period when Mr. Melnyk was Chairman and CEO that the Company became embroiled in a number of regulatory and criminal investigations and other litigation which have cost Biovail shareholders more than $175 million, damaged the Company’s reputation, and limited its operational flexibility.

Biovail Litigation Relating to Eugene Melnyk’s Tenure as CEO

•             Further details on Biovail’s litigation history, and the efforts of the current Board and management to clear away this legacy are provided in the May 9th Management Proxy Circular.

CHOICE:  A strategy for Biovail’s future – or a return to ill-conceived Melnyk strategies

Shareholders need to decide between a strategic approach that moves Biovail forward to create sustainable value given CURRENT market dynamics or a Melnyk-influenced Company that looks backward at its so-called “golden years”.

With Mr. Melnyk no longer in control of any part of the Company, the Board and management have taken decisive action to move away from the aging, unsustainable business model of the old Biovail to a New Strategic Focus designed to deliver sustainable growth and enhance shareholder value.

Actions of your Board

Over the past year, Biovail has taken a number of steps to move the Company to the next phase of its development.  Your Board and management have:

•             Completed a thorough, diligent review of a range of strategic alternatives and concluded that Biovail will best serve its shareholders by remaining an independent, publicly traded company and by leveraging its financial strength and core competencies to create value for shareholders.

•             Developed a New Strategic Focus that repositions Biovail in an evolving industry, targeting a more focused, leaner and more profitable Company while enhancing sustainable value over the long term. The New Strategic Focus, as described in the May 9, 2008 Management Proxy Circular, addresses current market dynamics.

•             Designed the New Strategic Focus to provide multiple opportunities for higher margins, longer product exclusivity periods, better opportunities for prescription reimbursement, and multiple commercialization options.  It builds on Biovail’s existing strengths and focuses resources on a large and growing segment of the industry.

•             Addressed the significant need to streamline the Company’s operations, drive efficiencies and implement strategies that will reduce expenses in the short-term.  Mr. Melnyk would suggest that the closing of the Company’s Puerto Rican manufacturing facilities is short-sighted (which it is not – this approach has already been discussed with the Company’s key commercial partners without issue).  Mr. Melnyk’s plan, which includes maintaining the dramatically under-utilized Puerto Rican manufacturing facilities, would negatively hurt earnings and cash flow in the short-term and does not include any strategies to reduce expenses.

•             Retained Biovail’s heritage through a commitment to the Company’s current core competencies.  As described in the May 9th Management Proxy Circular, the Company will continue to leverage its drug-delivery capability, formulation expertise, and manufacturing excellence.  The New Strategic Focus does not abandon the Company’s current capabilities, it allows the Company to evolve (as many other specialty pharmaceutical companies have – such as Forest Laboratories and Shire Pharmaceuticals) in a controlled, disciplined manner toward NCE product DEVELOPMENT (not NCE identification) in one of the fastest growing segments of the pharmaceutical industry – CNS.

•             Deliberately, after significant analysis and input from advisors, the Company has decided to explore opportunities in NICHE CNS markets where clinical end-points are less subjective and the number of patients required to support an application with the FDA are less onerous.

•             Separated the Chairman and CEO roles through the appointment of an experienced and disciplined new CEO to lead Biovail’s evolution.

•             Eliminated a significant amount of legacy litigation including civil, criminal and regulatory investigations and proceedings stemming from the period when Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. To date, these items have cost the Company over $255 million (approximately $175 million net of insurance coverage).

•             Expressed confidence that Biovail’s dividend can be maintained while the Company takes the necessary action to position for future growth.

•             Diligently sought to add depth to the Board through the identification of five outstanding, fully independent Director nominees.

The Melnyk Strategy: Forward into the past.

Your Board believes the dissident strategy will result in scattered low-margin opportunities with limited exclusivity periods, limited-to-zero favourable reimbursement opportunity, and a continued dependence on commercial partners.  It provides no clearly focused direction and will result in dilution of efforts and key resources.

In fact, the previous, failed business model of Biovail, developed under the Eugene Melnyk regime, failed to keep pace with the evolution of the pharmaceutical industry. The strategies designed under Mr. Melnyk during 2001 to 2004 when he was Chairman and CEO resulted in the gradual erosion of the Company’s competitiveness, resulted in insufficient growth drivers for the period from 2005 to today and created many of the challenges the current Board has been left to deal with.

Mr. Melnyk’s “new plan” continues to focus on the antiquated strategy of developing products that primarily provide convenience and compliance benefits (with minimal other competitive differentiation), on competing in the generic segment of the pharmaceutical industry where competition is fierce and if successful, margins are low and on bio-similars which is an uncharted, capital intensive, highly risky, ill-conceived notion.  This is not a winning “plan” for today’s marketplace.

Overall:

•             The Melnyk plan is based on Biovail’s past experience in an industry that has changed –and shows no evidence of having learned the lessons from this experience. The strategies of targeting “pharma-similar” and “difficult to genericize products” would continue to confine Biovail to the role of a poorly rewarded middleman needing commercial partners who will demand the lion’s share of the value being created.

•             The Melnyk plan lacks focus and will overburden Biovail since the Company will have to compete in at least three distinct industries: Generics, Drug Delivery/ Formulation, and Biopharmaceuticals.  This will result in diluted efforts and underfunding of all initiatives.

•             The Melnyk plan of focusing on “Endorsed Dispensed Patient Access Products” is ill-conceived.  To the extent these markets exist, they are extremely fragmented, difficult to reach, and required significant investments either in the form of a large sales force or advertising and promotion to create patient awareness of the product and to “drive” them to “ask their doctor”.

•             Considering bio-similars is perhaps the riskiest, most foolhardy concept of all the strategies.  This strategy would require significant capital (possibly putting the attractive dividend policy and the Company at great risk), requires the creation of bioengineered source organisms, would require high risk clinical programs and involves exploring a “yet to be defined” regulatory pathway to achieve FDA approval.

Your Board believes the Melnyk strategy is anchored in the past, ignores the reality of today’s environment, and refuses to recognize the consequences of the Melnyk years. It is ill conceived and lacks focus since it suggests the Company pursue ill-defined opportunities that are poorly suited to Biovail.

The Dissident Circular demonstrates the lack of independence of the Melnyk nominees: They cannot be expected to be independent and serve the interests of all shareholders when Mr. Melnyk is already dictating strategy.

CHOICE: Strong Corporate Governance – or a return to past practices

Corporate governance at Biovail is stronger and more responsible to shareholders now than when Eugene Melnyk was Chairman. There can be no assurance that a Melnyk-influenced Board will not return to the Company’s former – and inadequate – practices.

•             When he was Chairman, Mr. Melnyk held tight control of the Board’s agenda and opposed attempts by independent Directors to contribute to strategic planning. Directors were not given access to information that would have strengthened corporate governance.

Current Board practices

•                  For example, the Board now engages an outside consultant to conduct a Director evaluation process involving interviews and written evaluations with 100% participation by Board members. In addition, at the request of current leadership, committee and peer-to-peer evaluations are completed.  This was not done when Mr. Melnyk was Chairman. He did not want the full report and all feedback, or the reports of compensation consultants, to be viewed by Directors.

•             The overall quality of Biovail’s Board has been enhanced by the addition of independent directors whose experience and qualifications complement those of the incumbent Board members. Biovail’s corporate governance will continue to evolve and improve under the Board’s leadership.

•             In accordance with good corporate governance practices, Biovail has maintained separate roles for the Company’s Chairman and its Chief Executive Officer. The Dissident Circular does not state that the Melnyk nominees would do the same. Shareholders can only speculate about why.

Succession

•             Mr. Melnyk unjustifiably criticizes the appointment of Bill Wells as CEO of Biovail. Mr. Wells is a proven business leader recognized for his disciplined approach, his experience in developing corporate strategy, his success in business development, his understanding of good corporate governance, his expertise in maximizing return on capital, and the business insight gained through experience in leadership roles in several global businesses. It was for these qualities that he was invited to join the Board of Directors of Biovail by Mr. Melnyk in 2005. As a member of the Board and Lead Director, Mr. Wells is intimately familiar with the Company, its potential and its challenges.  With this Biovail experience, he has been able to immediately fulfill the responsibilities of the CEO.

Executive Compensation

•                  Mr. Melnyk, as Chairman, personally reviewed the employment agreements and change-of-control provisions of three of the Biovail executives he names.  It is disingenuous for him to now criticize them and call them instances of poor corporate governance. The terms of these provisions have been filed and are on the public record.

•                  The change-of-control provisions in Mr. Wells’ contract are consistent with the others and are common in the recruitment of any senior executive for a public company.

•                  Similarly, Mr. Melnyk is not in a position to criticize other compensation features since, as Chairman, he opposed attempts to introduce pay for performance programs and proposals for the introduction of performance factors in the short term incentive plan.  After his departure from the Company, a new short term incentive plan was introduced, which compensates individuals according to defined performance-based criteria.

•                  The compensation paid to Dr. Squires and Mr. Wells is less than the mid-range for comparable positions according to the independent consultants engaged by the Board.  Mr. Melnyk was the second-highest paid executive at Biovail in 2007, earning total compensation of $1.9 million.

Setting the record straight

The Dissident Circular contains misinformation and a number of other inaccuracies. These include:

Eugene Melnyk says:	The facts are:
Biovail’s recent strategic review is the Company’s third in four years; the first two have resulted in “no meaningful improvement”.	It is the first strategic review conducted without Eugene Melnyk. He was Chairman when the first two were undertaken.

In December of 2007, he “methodically walked Dr. Squires and Mr. Wells through each of the Company’s publicly disclosed products, many of which were...either technologically infeasible or commercially unviable”.

He did not do this and it is not logical that he would since he was responsible for the development of these products.

“…between 2005-2008, Biovail spent on average $100 million a year on R&D and the small but effective R&D group morphed into a bloated structure which included a development committee comprised of an unconscionable 24 voting and non-voting members.”

The 24-person committee was created when Mr. Melnyk was responsible for R&D. It operated under a Melnyk appointee who has since left Biovail. The committee was disbanded in 2006.

The closing of the Puerto Rico operations is “ill-advised”.	These plants are currently operating generally at less than 25% of capacity, losing approximately $29 million per year, and lost $93 million between 2003 and 2007.

“…anyone with any understanding of the pharmaceutical industry would no doubt agree with” comments from Credit Suisse analyst Marc Goodman’s comments.	They don’t: • “We believe the changes at Biovail were needed as current technologies did not provide any additional product or cost advantages.” Claude Camiré, Paradigm Capital, 05.09.08

• “We applaud this strategy as it is likely the only way to create a sustainable long-term business.” David Steinberg, Deutsche Bank, 05.08.08

•                  “We have said for some time that many of the most successful specialty pharma companies are those that have moved away from a strictly reformulation strategy to one that also includes and eventually focuses on NCE/NCE-like drugs that carry improved exclusivity, reimbursement and revenue growth. While this strategy carries greater clinical risk, long term benefits can be obtained.” Douglas Miehm, RBC, 05.09.08

The compensation paid to Dr. Squires is “inappropriate” and details of his agreement were not publicly filed until Mr. Melnyk complained.

Cash payments to Dr. Squires correspond with the terms of his employment agreement.  The details were filed promptly, well within the time limits set by securities law, and not as a result of Mr. Melnyk’s complaints.

That Biovail has settled proceedings although Mr. Melnyk believes the Company had “more favourable legal positions”.	Mr. Melnyk is largely responsible for the litigation and is unlikely to admit culpability.

In the coming days, Biovail shareholders have an opportunity to choose the direction their Company will take. It will be one of two ways. They can elect a Board that represents their interests and has already taken steps to create value with a new workable strategy and a strong management team. Or they can choose to hand their Company over to the Melnyk nominees and allow Eugene Melnyk to exercise his influence over the Company once again – just when Biovail is emerging from the shadow of the Lost Years under Mr. Melnyk.

There can be no denying the important role of Mr. Melnyk in the creation and early growth of Biovail.  But his central role in Biovail’s years of lost momentum, lost competitiveness and lost shareholder value is also undeniable.

Mr. Melnyk may wish to recapture his past, but shareholders understand Biovail cannot move forward towards enhanced value by turning back the clock.  Shareholders also understand there is no value for them in turning their Company over to Mr. Melnyk.

We urge you to vote in your own best interest and to elect the experienced and independent Biovail Nominees to your Board of Directors.

Yours sincerely,

Dr. Douglas J.P Squires	William M. Wells
Chairman of the Board	Chief Executive Officer

Biovail Shareholders: The Proxy to Vote is BLUE

Your Company is at a crucial juncture in its history and needs your participation in deciding whether Biovail moves forward or backward. Your vote is important, regardless of how many shares you own.

We urge you to carefully consider the implications of your vote and to submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular.

The Annual Meeting of Shareholders will take place on Wednesday, June 25, 2008 at 10:00 a.m. at the Grand Banking Hall of The Suites at King West, 1 King Street West, Toronto. We hope that you will be able to attend in person, but whether or not that is possible, we encourage you to participate in this important process and vote by completing and submitting the BLUE proxy. We have enclosed a duplicate copy for your convenience.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Shareholders are advised to review Biovail’s Management Proxy Circular, dated May 9, 2008.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the accompanying BLUE form of proxy.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus, the anticipated impact of the Company’s New Strategic Focus, the Company’s intentions regarding its dividend policy, the ability of the Company to resolve legal and regulatory matters and the expected impact of the resolution of these matters, and can generally be identified by the use of words such as “targets”, “guidance”, “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail’s slate of directors at its upcoming shareholders meeting, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the proxy contest in connection with the election of the board of directors at the upcoming shareholders meeting and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.